SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN JULY 11, 2002 AND AUGUST 9, 2002

CHINADOTCOM CORPORATION
(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F__x__ Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes_____ No__x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2002

CHINADOTCOM CORPORATION

By: D. Widdicombe

Daniel Widdicombe
Chief Financial Officer

Schedule I

6 Aug 2002	chinadotcom Software Arm Achieves Over 400 Installations of its Software Products in Greater China
29 Jul 2002	chinadotcom Subsidiary Forms Partnership with TDC to Provide SMS Services to SMEs in Greater China Region
22 Jul 2002	chinadotcom Gives Guidance for Q2 2002 Based on Initial Indications
17 Jul 2002	chinadotcom e-Business Arm Secures Multiple China Wins for its Enterprise Solutions Service
11 Jul 2002	chinadotcom e-Solutions Secures ERP Win to Integrate Oracle e-Business Suite

chinadotcom
corporation

FOR IMMEDIATE RELEASE

chinadotcom e-Solutions Secures ERP Win to integrate Oracle e-Business Suite

Continue traction in enterprise solutions and implementation

[Hong Kong, July 11, 2002] chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) a leading integrated Internet company in Asia, today announced that the company has signed an agreement with Karce International Holdings Co., Ltd (Karce) in which chinadotcom e-solutions will help Karce to integrate a new ERP system through the implementation of Oracle's e-Business Suite Solution.

Karce, established in 1991, is a listed company on the Hong Kong Stock Exchange and is engaged in the manufacture and sale of electronic calculators, organizers, printed circuits boards, conductive silicon rubber keypads, Digital Enhanced Cordless Telephones ("DECT") and electronics toys under its own brand names "KARCE" and "COCO & JAN" on an OEM basis.

"Our production volume is ramping up given the rapid growth of our business. The deployment of information technology is crucial to our continuous success and hence we need a powerful integrated information system such as Oracle ERP systems to cope with this growth and to enable us to make timely and effective strategic business decisions," said Mr. Tong Shek Lun, the Chairman and managing director of Karce International Holdings Co., Ltd. "And chinadotcom's technical capabilities and their understanding of our needs impressed us."

The Oracle e-Business Suite Solution is to be implemented by chinadotcom in July 2002. The success in the implementation can lay down a platform to which Karce can further develop its e-business, SCM and CRM capabilities. More importantly, Karce can remain competitive in the electronics industry and be able to meet its customers' changing needs.

Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation, said, "We are very pleased that the implementation of the Oracle E-Business Suite is one of the key projects for Karce in 2002. This project again demonstrates chinadotcom's proven track record in helping enterprises transform their current business system to an advanced E-Business model. We are well positioned to continue to play an important role in helping enterprises in Greater China continue with the development of key systems for their businesses."

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated Internet company offering e-business solutions, media assets and e-marketing services. Through its three-dimensional business model, chinadotcom provides a full range of Internet services around the world that: 1) build e-business strategies and solutions (chinadotcom **e-solutions**), 2) distribute content via its media assets (chinadotcom **media assets**), and 3) sell services through online marketing (chinadotcom **e-marketing**).

The company and its subsidiaries have offices in 10 markets - Japan, Korea, Australia, Mainland China, Hong Kong, Taiwan, Singapore, Malaysia, the UK and the US. For more information about chinadotcom corporation, please visit www.corp.china.com

About Karce International Holdings Co., Ltd (Karce)

Founded in 1991, Karce is principally engaged in the manufacture and sale of electronic calculators, organizers, printed circuits boards, conductive silicon rubber keypads, Digital Enhanced Cordless Telephones ("DECT") and electronics toys.

In early 1998, Karce was listed on the Hong Kong Stock Exchange.

Headquartered in Hong Kong with its production plants located in Dongguan, China, Karce has a workforce of over 5,000. Karce's highly integrated manufacturing process, coupled with its emphasis on customer service with quality products and investing in research and development, have made Karce a competitive Hong Kong - based manufacturer in the electronics industry. For more information about Karce, please visit www.karce.com.

Safe Harbor Statement

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management's current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom's results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel : (852) 2961 2750
Fax : (852) 2571 0410
e-mail : jane.cheng@hk.china.com

chinadotcom
corporation

FOR IMMEDIATE RELEASE

chinadotcom e-Business Arm Secures Multiple China Wins for its Enterprise Solutions Service

Continued progress in the HRP space with over 350 clients in Greater China region

[Hong Kong, July 17, 2002] chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) a leading integrated Internet company in Asia, today announced that the company has secured multiple wins for its OpusOne PowerHRP (Human Resources Payroll) management software in Mainland China. These recent new wins demonstrate the marketplace success the company has seen for its enterprise software solutions. The company continues to position itself with these products to help enterprises in China raise their operating efficiencies.

The company has a series of new human resources management products developed along with the existing OpusOne PowerHRP module, including OpusOne Power ATS (Attendance Tracking System), OpusOne PowerPay+ and OpusOne PowerESS (Employee Self Service). Since introduction, these newly developed products have been licensed to multinational and local enterprises. For instance, the five-star hotel, J.C. Mandarin in Shanghai has licensed the OpusOne ATS solution which enables it to track all employee rostering and shift information gathered from the digital swipe card machine on the premises of the hotel. Other wins of this product include Hangzhou operation of Allergen Pharmaceutical, Polymatch (Shanghai) Co., Ltd., Hangzhou Aventis and Sapa Heat Transfer (Shanghai) Ltd. in Mainland China.

"We are pleased to see the solid performance and progress of our OpusOne products in the areas of human resources payroll management solutions," said Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation. "With China's accession to WTO, enterprises, large and small, are increasingly focused on improving their operational metrics in order to stay competitive. Many companies that have implemented financial management and ERP systems are now turning to the second phase of application deployment in the human resources/payroll arena and we see this as a great opportunity to drive revenue growth, although the financial impact on chinadotcom is still relatively small."

OpusOne PowerHRP is 'vertical neutral', hence it is suitable for companies in various sectors such as manufacturing, professional services, hotel, IT, telecom and banking. It has already been installed in over 350 clients in Mainland China. Recent wins include the Shanghai operation of Haworth Furniture, one of the largest furniture retailers in Greater China, Guangzhou operation of CGU Insurance, a large MNC insurance company, World Link, a Shanghai-based medical clinic, International Paper Shanghai, Shanghai OMRON and Pharmacia & Upjohn's Shanghai operation.

# # #

chinadotcom
corporation

FOR IMMEDIATE RELEASE

About chinadotcom corporation
chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated Internet company offering e-business solutions, media assets and e-marketing services. Through its three-dimensional business model, chinadotcom provides a full range of Internet services around the world that: 1) build e-business strategies and solutions (chinadotcom **e-solutions**), 2) distribute content via its media assets (chinadotcom **media assets**), and 3) sell services through online marketing (chinadotcom **e-marketing**).

The company and its subsidiaries have offices in 10 markets - Japan, Korea, Australia, Mainland China, Hong Kong, Taiwan, Singapore, Malaysia, the UK and the US. For more information about chinadotcom corporation, please visit www.corp.china.com

Safe Harbor Statement

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management's current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom's results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel : (852) 2961 2750
Fax : (852) 2571 0410
e-mail : jane.cheng@hk.china.com

chinadotcom
corporation

FOR IMMEDIATE RELEASE

chinadotcom Gives Guidance for Q2 2002 Based on Initial Indications

[Hong Kong, July 22, 2002] chinadotcom corporation (NASDAQ:CHINA; website: www.corp.china.com), a leading integrated Internet and enterprise solutions company in Asia, today gave updated guidance for Q2 2002. Based on current indications for the quarter, the company has continued the trend of reducing net losses under US GAAP on a sequential quarterly basis, the 5th consecutive quarter of sequential improvement. The company has also maintained its cash and cash equivalent levels in line with Q1 2002, an indication of the overall improvement in operating performance for the company.

chinadotcom's management has been encouraged that revenues have stabilized in Q2 2002 following a decline in Q1 2002, while SG&A expenses have continued to trend downwards compared to Q1 2002. Quarterly SG&A in Q1 2002 was 62% lower than the same quarter in the previous year, evidencing the progress the company has made in better aligning its costs with current revenue trends. The company continues to work hard to integrate the product lines and service offerings of its business units.

As a result of the reduction in operating expenses and revenue stabilization, the company has been able to maintain its strong balance sheet profile. In addition, subsequent to the end of Q2 2002 chinadotcom's short-term borrowings under a repurchase facility with a leading commercial bank has now been fully re-paid, resulting in a strong, unencumbered balance sheet.

In China, the company continues to focus on improving the productivity of its software development centers and is pleased to see continued market acceptance of its software products by leading business enterprises, and is looking to expand marketing of its software through strategic alliances with partners that have global installed client bases. This progress is part of chinadotcom's focus on increasing the proportion of higher value-added, recurrent revenues going forward.

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated Internet company offering e-business solutions, media assets and e-marketing services. Through its three-dimensional business model, chinadotcom provides a full range of Internet services around the world that: 1) build e-business strategies and solutions (chinadotcom **e-solutions**), 2) distribute content via its media assets (chinadotcom **media assets**), and 3) sell services through online marketing (chinadotcom **e-marketing**).

The company and its subsidiaries have offices in 10 markets - Japan, Korea, Australia, Mainland China, Hong Kong, Taiwan, Singapore, Malaysia, the UK and the US. For more information about chinadotcom corporation, please visit www.corp.china.com

chinadotcom
corporation

FOR IMMEDIATE RELEASE

Safe Harbor Statement

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management's current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom's results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel : (852) 2961 2750
Fax : (852) 2571 0410
e-mail : jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel : 1 (212) 661 2160
Fax : 1 (973) 591 9976
e-mail : craig.celek@hk.china.com

Zeus Chen, Hong Kong
Tel : (852) 2961 2798
Fax : (852) 2887 8384
e-mail : zeus.chen@hk.china.com

chinadotcom
corporation

FOR IMMEDIATE RELEASE

chinadotcom Subsidiary Forms Partnership with TDC to Provide SMS Services to SMEs in Greater China Region

Leverage synergies built within the company to better serve enterprises in the region

[Hong Kong July 29, 2002] chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) a leading integrated Internet and enterprise solutions company in Asia, today announced that one of its business units hongkong.com corporation – a Hong Kong GEM-listed company, formed a partnership with Hong Kong Trade Development Council (TDC) to provide local small and medium enterprises (SMEs) with a SMS (Short Message Service) service platform for the Greater China Region.

Through the SMS platform built by chinadotcom, SMEs can compose and send short messages to multiple designated handsets through tdctrade.com at a favorable rate. The service does not only cover Hong Kong, but also the Chinese mainland and Taiwan and is cost-effective and convenient.

"Today, local business persons are often on the move. They require fast, convenient and cost-effective communication devices to keep in touch with their business counterparts," said Mrs. Anna Lai, Deputy Executive Director of Hong Kong Trade Development Council.

"Reliability, flexibility and cost effectiveness are our ultimate concern. We are impressed by the SMS platform built by hongkong.com which allows us to provide value added service to our SME members and add an additional channel to access the SME members at a cost effective way by using the latest technology," added Mrs. Anna Lai.

Dr. Raymond Ch'ien, Executive Chairman of chinadotcom corporation, said, "We are proud of being selected by TDC as a partner to provide this value added service to SMEs in Hong Kong. This project demonstrates the synergies built within the chinadotcom group that enables us to be an innovative company. As business travel within the Greater China region becomes more frequent, SMS will find popularity among those who travel for business as it has done so among consumers with mobile phones."

With a daily hit rate of 2.5 million on average and over 3 million during peak times, tdctrade.com is one of Asia's premier online business resource hubs with a rich pool of timely market intelligence and practical trade information. TDC is constantly seeking ways to expand its online services for the benefit of its users. With the SMS platform, the trade portal is utilizing the latest technology solution to facilitate communication among the SMEs. hongkong.com's SMS service is unique as it is the first SMS platform to break the barriers among major six mobile operators in Hong Kong.

# # #

chinadotcom
corporation

FOR IMMEDIATE RELEASE

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated Internet company offering e-business solutions, media assets and e-marketing services. Through its three-dimensional business model, chinadotcom provides a full range of Internet services around the world that: 1) build e-business strategies and solutions (chinadotcom **e-solutions**), 2) distribute content via its media assets (chinadotcom **media assets**), and 3) sell services through online marketing (chinadotcom **e-marketing**).

The company and its subsidiaries have offices in 10 markets - Japan, Korea, Australia, Mainland China, Hong Kong, Taiwan, Singapore, Malaysia, the UK and the US. For more information about chinadotcom corporation, please visit www.corp.china.com

Safe Harbor Statement

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management's current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom's results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2000 on Form 20-F filed on May 10, 2001.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel : (852) 2961 2750
Fax : (852) 2571 0410
e-mail : jane.cheng@hk.china.com

chinadotcom
corporation

FOR IMMEDIATE RELEASE

chinadotcom Software Arm Achieves Over 400 Installations of its Software Products in Greater China

Enables the company to provide world-class enterprise solutions to customers

[Hong Kong, August 6, 2002] chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) a leading integrated Internet and enterprise solutions company in Asia, today announced that it believes the software development processes of its Software Development Center in Shanghai has achieved an international standard. The Software Development Center continues to improve its development processes based on Capability Maturity Model (CMM).

During the course of its five year history, among the products which the Software Development Center has developed is OpusOne Power Suite which the company believes is an international level enterprise solution. OpusOne Power Suite is a business management software solution targeted primarily to state enterprises and multi-national corporations in Greater China. Since its launch, the company has completed over 400 installations of the OpusOne Power Suite which includes:

> OpusOne PowerBooks version 3.0 – a new design approach to provide an Integrated Management Information System, the scope of which the company feels is superior to the core accounting functions found in other products in the market today.
>
> OpusOne PowerHRP version 6.0 (Human Resources and Payroll) – a Human Resources and Payroll software application developed to meet China and Hong Kong-specific requirements.
>
> OpusOne PowerPay+ – the human resources payroll administration application designed for small-sized companies with limited payroll and human resources requirements.
>
> OpusOne PowerATS (Attendance Tracking System) – designed as a bridge, linking attendance-tracking machines with OpusOne PowerHRP to provide effective manpower management and payroll processing.
>
> OpusOne PowerESS (Employee Self Service) – a new eBusiness solution that transforms the way HR professionals work using the Internet or an intranet.

chinadotcom's software is now widely used by a number of multinational and domestic enterprises throughout Greater China including Swire Beverages, Carrefour, ACNielsen, Shanghai GM, Shenzhen Airlines, Legend Computer, Inventec Micro Electronics Shanghai, Shanghai Unicharm, J.C. Mandarin in Shanghai, SH SIIC South Pacific Hotel, Aventis Crop Science Hangzhou and the Hangzhou operation of Allergen Pharmaceutical.

chinadotcom
corporation

FOR IMMEDIATE RELEASE

A primary client is Microsoft (China) Co., Ltd. which has been using chinadotcom's PowerHRP for the last three years. Ms. Linda Zhang, C&B Specialist of Microsoft (China) Co., Ltd said, "There were significant improvements on both user friendliness and performance from the last few releases of this product. What impresses us the most is the richness of the new functions which were added that can satisfy our ever changing human resource and payroll requirements."

"We are proud of the achievements made, particularly on achieving this international standard after five years of hard work through our use of CMM in our software development," said Mr. Alsen Hsien, the head of chinadotcom's Software Development Center in Shanghai. "This gives us a cost effective infrastructure laying the foundation for developing and supporting our world-class software products at a very low cost base and provides us a distinct competitive advantage in a competitive and challenging market place. Our objectives are to concentrate on building 'chinadotcom'- centric processes using the CMM as a guide, and to focus on what we are good at as the key to our success."

In Q1 2002, chinadotcom acquired OpusOne Technologies International Inc. and Mr. Hsien joined as the head of chinadotcom's Software Development Center in Shanghai as a result of this acquisition.

chinadotcom continues to make strides in the CMM-based software development initiatives. It believes that it realized its initial goal of improving service while reducing costs of providing such service. More products continue to be built, without the need to increase development and support head count. Further improvements are aimed at making its processes more consistent and more flexible via process benefits that resulted from the CMM-based assessment and guidelines for the company's internal process improvement. CMM was developed by the Software Engineering Institute, a US government funded and sponsored institute at the Carnegie Mellon University to assist organizations in initiatives that include maturing their software development process to improve long-term business performance.

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated Internet company offering e-business solutions, media assets and e-marketing services. Through its three-dimensional business model, chinadotcom provides a full range of Internet services around the world that: 1) build e-business strategies and solutions (chinadotcom **e-solutions**), 2) distribute content via its media assets (chinadotcom **media assets**), and 3) sell services through online marketing (chinadotcom **e-marketing**).

The company and its subsidiaries have offices in 10 markets - Japan, Korea, Australia, Mainland China, Hong Kong, Taiwan, Singapore, Malaysia, the UK and the US. For more information about chinadotcom corporation, please visit www.corp.china.com

chinadotcom
corporation

FOR IMMEDIATE RELEASE

Safe Harbor Statement

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management's current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom's results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel : (852) 2961 2750
Fax : (852) 2571 0410
e-mail : jane.cheng@hk.china.com